Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis dated October 11, 2022 should be read in conjunction with our unaudited interim condensed financial statements and related notes as of and for the six months ended June 30, 2022, included as Exhibit 99.1 to this Report on Form 6-K. This discussion and other parts of the interim report contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including but not limited to those set forth under Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 or the Annual Report on file with the Securities and Exchange Commission, or the SEC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, but are not limited to, statements about:

●	the regulatory pathways that we may elect to utilize in seeking European Medicines Agency, or EMA, the U.S. Food and Drug Administration, or FDA, and other regulatory approvals;

●	the use of Quilience (mazindol ER) in a compassionate use program and the results thereof;

●	obtaining EMA and FDA approval of, or other regulatory action in Europe or the United States and elsewhere with respect to, Quilience, Nolazol, NLS-4 or other product candidates that we may seek to develop;

●	the commercial launch and future sales of Quilience, Nolazol, NLS-4 or any other future product candidates;

●	the dosage of Quilience, Nolazol and NLS-4;

●	our expectations regarding the timing of commencing further clinical trials, the process entailed in conducting each such trial, including dosages, and the order of such trials with each of our product candidates or whether such trials will be conducted at all;

●	improved convenience relating to the prescription of and use of Nolazol for prescribers and patients (and their parents);

●	our expectations regarding the supply of mazindol;

●	third-party payor reimbursement for Quilience, Nolazol and NLS-4;

●	our estimates regarding anticipated expenses, capital requirements and our needs for additional financing;

●	changes to the narcolepsy patient market size and market adoption of Quilience by physicians and patients;

●	the timing, cost, regulatory approvals or other aspects of the commercial launch of Quilience, Nolazol and NLS-4;

●	submission of a Marketing Authorisation Application, or MAA, and New Drug Application, or NDA, with the EMA and FDA for Quilience, Nolazol and NLS-4, respectively;

●	completion and receiving favorable results of clinical trials for Quilience, Nolazol and NLS-4;

●	the issuance of patents to us by the U.S. Patent and Trademark Office, or PTO, and other governmental patent agencies;

●	new issuances of orphan drug designations;

●	the development and approval of the use of mazindol for additional indications other than narcolepsy and attention deficit hyperactivity disorder, or ADHD;

●	the development and commercialization, if any, of any other product candidates that we may seek to develop;

●	the use of mazindol controlled release, or CR, for treatment of additional indications other than narcolepsy, idiopathic hypersomnia and ADHD;

●	the ability of our management team to lead the development of our product candidates;

●	our expectations regarding licensing, acquisitions and strategic operations;

●	that our financial position raises substantial doubt about our ability to continue as a going concern. If we are unable to obtain additional capital, we may not be able to continue our operations on the scope or scale as currently conducted, and that could have a material adverse effect on our business, results of operations and financial condition;

●	our securities maintaining their listing on the Nasdaq Capital Market; and

●	our expectations regarding the impact of the COVID-19 pandemic, including on our planned clinical trials, operations and financial position.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report which was filed with the SEC, on April 30, 2022, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NLS was established on June 10, 2015 as a Swiss limited company. In 2016, we acquired several patents from Assistance Publique – Hopitaux de Paris, or AP-HP, in France, including for our lead compound mazindol. Since our founding, we have assembled an experienced leadership team with a track record of developing and repurposing products to treat rare neurological disorders. Our Chief Executive Officer, Alexander Zwyer, has held a variety of senior leadership roles of increasing responsibility in the pharmaceutical industry, including global roles in business development, marketing, commercial, operations and general management. We complement our management team with a group of scientific and clinical advisors that includes internationally recognized North American and European experts in CNS disorders, including the areas of our current focus, rare hypersomnolence (specifically, narcolepsy) and complex neurodevelopmental disorders.

Unless otherwise indicated, “we,” “us,” “our,” the “Company” and “NLS” refer, prior to the Reorganization, as defined herein, to NLS-0 Pharma AG, or NLS-0, NLS-1 Pharma AG, or NLS-1, and NLS Pharma AG, or NLS Pharma, and, after the Reorganization, to NLS Pharmaceutics Ltd. and its wholly owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation.

NLS-1 and NLS Pharma were incorporated in June 2015 and NLS-0 was incorporated in April 2016, each in Switzerland. In March 2019, and pursuant to Swiss law, effective as of January 1, 2019, NLS-0 and NLS Pharma each merged with and into NLS-1. We refer to these transactions collectively as the “Reorganization.” As part of the Reorganization, all assets and liabilities of NLS-0 and NLS Pharma were transferred to NLS-1 by way of universal succession (pursuant to which, under Swiss law, assets and liabilities are transferred as a whole and in one act), and NLS-1 was renamed NLS Pharmaceutics Ltd.

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders, which have unmet medical needs. Our lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary ER formulation, is being developed for the treatment of narcolepsy (lead indication) and ADHD (follow-on indication). We believe that this dual mechanism of action will also enable mazindol ER to have the potential therapeutic benefit in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders.

Prior to our initial public offering in the United States, we have primarily financed our operations through the proceeds from our private placements of debt and equity securities, an upfront payment from our collaboration partner and Swiss Government COVID-19 loan. We have no product candidates approved for commercialization and have never generated any revenue from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we complete pivotal clinical studies and have a product candidate approved for commercialization and we begin to generate revenues and royalties from product sales. We have also incurred significant operating losses. For the six months ended June 30, 2022, we have an accumulated deficit of $50.4 million.

On February 2, 2021, we completed our initial public offering of 4,819,277 units at a price of $4.15 per unit, raising $17 million in net proceeds. Each unit consisted of one common share and one warrant to purchase one common share, or the Warrants. The common shares and Warrants were immediately separable from the units and were issued separately. The common shares and Warrants began trading on the Nasdaq Capital Market on January 29, 2021 under the symbols “NLSP” and “NLSPW,” respectively.

In March 2021, 277,000 of our outstanding Warrants were exercised raising gross proceeds of approximately $1.15 million.

In September 2021, we entered into the Standby Equity Distribution Agreement, or SEDA, with YA II PN Ltd., or YA. Of the $20 million eligible to be sold pursuant to the SEDA, to date we have sold an aggregate of 1,340,776 common shares for gross proceeds of approximately $1.56 million.

In addition, in October 2021, we sold YA an aggregate of 1,313,232 of our common shares at a price per share of $1.90, for aggregate gross proceeds of $2.5 million.

In March 2022, we entered into an ATM Sales Agreement, or the Sales Agreement, with Virtu Americas LLC, or Virtu, as sales agent. Of the $3.9 million eligible to be sold pursuant to the agreement, to date we have sold an aggregate of 22,000 common shares for gross proceeds of approximately $32 thousand. On April 13, 2022, we reduced the amount that may be sold pursuant to the Sales Agreement to $230 thousand.

In April 2022, we completed a registered direct offering for 3,015,384 common shares at $1.04 per common share and 1,184,616 pre-funded warrants at $1.04 per common share minus CHF 0.02 per pre-funded warrant, for gross proceeds of approximately $4.3 million. Concurrent with the registered direct offering, in a concurrent private placement, we issued warrants to purchase up to 3,150,000 common shares at $1.04 per common share.

Our financial statements have been presented on the basis that we are a going concern, which contemplates the realization of revenues and the satisfaction of liabilities in the normal course of business. We have incurred losses from the inception of our operations. We expect to continue to generate operating losses and negative operating cash flows for the next few years and will need additional funding to support our planned operating activities through profitability. These factors raise substantial doubt about our ability to continue as a going concern.

COVID-19 Business Update

We have implemented a comprehensive response strategy designed to manage the impact of the COVID-19 pandemic on our employees, patients and our business. The prolonged nature of the pandemic is negatively impacting our business in a varied manner due to the emergence of the Delta and Omicron variants and other variants with increased transmissibility, even in some cases in vaccinated people, including limited access to health care provider offices and institutions and the willingness of patients or parents of patients to seek treatment or change existing treatments. We expect that our business, financial condition, results of operations and growth prospects may continue to be negatively impacted by the pandemic on a limited basis that may vary depending on the context. However, we have begun to observe, and expect to continue to observe, a gradual normalization in patient and healthcare provider practices, as providers and patients have adapted their behaviors and procedures to the evolving circumstances and as COVID-19 vaccines continue to be administered.

Components of Operating Results

Licensing Agreement

In February 2019, we entered into a license agreement with Eurofarma, or the EF License Agreement, to develop and commercialize our product candidate, Nolazol, in Latin American countries with Eurofarma. The EF License Agreement covers the grant of non-transferable licenses, without the right to sublicense, to Eurofarma to develop and commercialize Nolazol in Latin America. The EF License Agreement also specifies our obligation to advance development activities with respect to Nolazol in the United States. A joint steering committee will oversee the development and regulatory activities directed towards marketing approval, manufacturing and commercialization phases. We believe that our participation in the joint steering committee is not of material significance to the licenses in the context of the EF License Agreement on the whole and, as such, management has excluded these activities in the determination of its performance obligation(s) under the EF License Agreement. The EF License Agreement also provides that the parties shall enter into a separate manufacturing and supply agreement during the term of the EF License Agreement.

Under the EF License Agreement, we received a non-refundable, upfront payment, of $2,500,000 and are further eligible to receive nonrefundable milestone payments of up to $16,000,000, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of Nolazol. The achievement and timing of the milestones depend on the success of development, approval and sales progress, if any, of Nolazol in the future. In addition, we are also eligible for tiered royalty payments.

Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current portion of deferred revenue in the balance sheets in our financial statements included elsewhere in this annual report. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. As of June 30, 2022 and December 31, 2021, we have long-term deferred revenues of $2,500,000, which will be recognized when the development services of Nolazol are completed and the product candidate receives applicable regulatory approval in Latin America that allows Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

Financing Agreements

On March 4, 2022, we entered into the Sales Agreement with Virtu as sales agent. Pursuant to the terms of the Sales Agreement, we may issue and sell from time to time our common shares through Virtu, acting as its sales agent, or directly to Virtu, acting as principal. Pursuant to our prospectus supplement filed on March 4, 2022, we may issue and sell our common shares having an aggregate offering price of up to $3.9 million. On April 13, 2022, we reduced the amount that may be sold pursuant to the Sales Agreement to $230 thousand.

Under the Sales Agreement, common shares will be offered and sold pursuant to our shelf registration statement on Form F-3 (File No. 333-262489), declared effective by the Securities and Exchange Commission, or the SEC, on February 11, 2022. In addition, under the Sales Agreement, sales of our common shares may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended.

We will pay Virtu a commission rate of up to 3.0% of the gross proceeds from each sale of common shares and have agreed to provide Virtu with customary indemnification and contribution rights. We will also reimburse Virtu for certain specified expenses in connection with entering into the Sales Agreement. We have no obligation to sell any of the common shares under the Sales Agreement and may at any time suspend the offering of our common shares upon notice and subject to other conditions.

Standby Equity Distribution Agreement

On September 27, 2021, we entered into the SEDA with YA. Pursuant to the SEDA, we will be able to sell up to $20,000,000 of our common shares, or the Shares, at our sole option, any time during the three-year period following the execution date of the SEDA. Pursuant to the terms of the SEDA, any Shares sold to YA will be priced at 92% of the market price, which is defined as the lowest daily volume weighted average price of the Shares during the five consecutive trading days commencing on the trading day immediately following our delivery of an advance notice to YA. Any sale of Shares pursuant to the SEDA is subject to certain limitations, including that YA is not permitted to purchase any Shares that would result in it owning more than 9.99% of our Shares.

We are not obligated to utilize any of the $20,000,000 available under the SEDA and there are no minimum commitments or minimum use penalties.  The total amount of funds that ultimately can be raised under the SEDA over the three-year term will depend on the market price for the Shares and the number of Shares actually sold. The SEDA does not impose any restrictions on our operating activities. During the term of the SEDA, YA, and its affiliates, are prohibited from engaging in any short selling or hedging transactions related to the Shares.

In addition, we agreed to sell YA an aggregate of 1,313,232 Shares at a price per share of $1.90, or collectively referred to as the Equity Investment. The Equity Investment closed in October 2021, following the execution date of the SEDA.

We have also agreed to pay YA, or its affiliates, a commitment fee, or the Commitment Fee, equal to $400,000, or 2% of the aggregate amount available to be sold under the SEDA. We paid half of the Commitment Fee on the execution date of the SEDA, with the remaining half of the Commitment Fee to be paid within twelve months from the execution date of the SEDA. We may elect, in our sole discretion, to pay the Commitment Fee in cash or in Shares.

Pursuant to the SEDA, we are required to register the Shares eligible to be sold pursuant to the SEDA, the Shares comprising the Equity Investment and Commitment Fee Shares, if any, collectively referred to as the Registrable Shares. We filed registration statements with the SEC registering all of the Registrable Shares, which were declared effective on November 3, 2021 and January 6, 2022.

Pursuant to the SEDA, we intend to use the net proceeds from the sale of the Shares sold pursuant to the SEDA, and the Equity Investment, for funding our ongoing clinical and pre-clinical development activities and for general corporate purposes.

On December 14, 2021, we entered into an amendment, or the Amendment, to the SEDA, pursuant to which we amended the maximum advance amount that may be sold pursuant to the SEDA. In that regard, pursuant to the Amendment, we may provide YA an advance notice equal to the lesser of (i) an amount equal to one hundred percent (100%) of the average of the daily value traded of our common shares during the five consecutive trading days immediately preceding the date of an advance notice, or (ii) $4,000,000. In addition, the Amendment permits us to include a minimum acceptable price, in lieu of the Advance Price (as defined in the SEDA), provided, however that such minimum acceptable price shall not be more than 85% of the volume weighted average price on the last completed trading day prior to the time of the delivery of an advance notice.

A. Operating Results

Operating Expenses

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in our Annual Report, as well as our unaudited interim condensed financial statements and the related notes thereto for the six months ended June 30, 2022, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in thousands of U.S. dollars, except for share and per share data or as otherwise noted.

Our current operating expenses consist of two components – research and development expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses are expensed as incurred and consist primarily of costs of third-party clinical consultants who conduct clinical and pre-clinical trials on our behalf as well as expenses related to lab supplies, materials and facility costs.

Clinical trial costs are a major component of research and development expenses. We accrue and expense clinical trial activities performed by third parties based upon actual work completed in accordance with agreements established with clinical research organizations and clinical sites. We determine the actual costs through monitoring patient enrollment and discussions with internal personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services.

Our research and development expenses have materially increased and will continue to increase in the future as we enter into the Phase 2/3 clinical development stage of our product candidates and initiate a number of new research initiatives that are complementary to our existing and planned research initiatives and thereby recruit additional research and development employees.

General and Administrative Expenses

General and administrative expenses include personnel costs, expenses for outside professional services, and all other general and administrative expenses. Personnel costs consist of salaries, cash bonuses and benefits. Outside professional services consist of legal fees (including intellectual property and corporate matters), accounting and audit services, IT and other consulting fees.

Finance Expense and Income

Other expenses include exchange rate differences and financial expenses related to credit card fees.

Interest expense relates to interest paid for our financing obligations.

Taxation

NLS Pharmaceutics is subject to corporate Swiss federal, cantonal and communal taxation in Canton of Zurich, Switzerland.

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of June 30, 2022, we had tax loss carryforwards totaling $27.4 million. It is not likely that we will make sufficient profits to be able to utilize these tax loss carryforwards in full. As such, we have recorded a 100% valuation on these tax loss carryforwards.

The effective corporate income tax rate (federal, cantonal and communal) where we are domiciled is currently 10.6%.

Notwithstanding the corporate income tax, the corporate capital is taxed at a rate of 0.1% (cantonal and communal tax only, as there is no federal tax on capital).

Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. An amount of 7.7% of the value of the goods or services is added to all sales invoices and is payable to the Swiss tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the Swiss tax authorities.

Results of Operations

The numbers below have been derived from our unaudited interim condensed financial statements included elsewhere in this Report on Form 6-K. The discussion below should be read along with these financial statements and it is qualified in its entirety by reference to them.

Comparison of the Six Months Ended June 30, 2022 and 2021

	For the Six Months Ended June 30,
	2022	2021
Research and development expenses	$5,544,093	$1,862,735
General and administrative expenses	3,143,933	2,680,018
Operating loss	(8,688,026)	(4,542,753)
Other income, net	56,397	7,544
Interest expense	(9,180)	(48,099)
Interest on related party loans	-	(20,034)
Net loss	$(8,640,809)	$(4,603,342)

Research and Development Expenses

Research and development activities are essential to our business and historically represented the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. In addition to these arrangements, we expect that our total future research and development costs will increase over current levels in line with strategy to progress the development of our product candidates, as well as discovery and development of new product candidates.

The following table summarizes our research and development expenses during the six months ended June 30, 2022 and 2021:

	For the Six Months Ended June 30,
	2022	2021
Pre-clinical development	$364,400	$142,475
Clinical development	4,256,902	907,295
Clinical manufacturing costs	444,797	234,749
Subcontractors	474,707	314,814
Licenses	-	250,000
Other	3,287	13,402
Total	$5,544,093	$1,862,735

Our research and development expenses totaled $5,544,093 for the six months ended June 30, 2022, representing an increase of $3,681,358, or 198%, compared to $1,862,735 for the six months ended June 30, 2021. The increase in expenses was attributable to our execution of the Phase 2a and Open Label Expansion clinical study in narcolepsy as well as the initiation of drug interaction studies for our lead compound.

General and Administrative Expenses

Our general and administrative expenses totaled $3,143,933 for the six months ended June 30, 2022, representing an increase of $463,915, or 17.3%, compared to $2,680,018 for the six months ended June 30, 2021. The increase was attributable to personnel costs associated with hiring of additional management and key employees, insurance costs related to D&O insurance coverage for members of board and management, costs of filing and maintenance of our new and existing patents and costs related to marketing and investor relations activities following our initial public offering listing on Nasdaq.

Operating Loss

As a result of the foregoing, our operating loss totaled $8,688,026 for the six months ended June 30, 2022, representing an increase of $4,145,273, or 91.3%, compared to $4,542,753 for the six months ended June 30, 2021.

Other Income, net

Other income consists of exchange rate differences and financial expenses related to our credit card fees. We recognized other income of $56,397 for the six months ended June 30, 2022, representing an increase of $35,756, or 474%, compared to $7,544 for the six months ended June 30, 2021. The increase was primarily attributable to favorable exchange rate differences.

Interest Expense

Interest expense consists of interest on notes payable and interest and imputed interest expenses on certain previously outstanding convertible loans. Interest expense was $9,180 for the six months ended June 30, 2022 representing a decrease of $38,919, or 81%, compared to $48,099, including $41,611 of amortization of debt discount, for the six months ended June 30, 2021. The decrease was due to the convertible loans were repaid during the six months ended June 30, 2021.

Interest on Related Party Loans

Interest on related party loans was $20,034, for the six months ended June 30, 2021. There was no corresponding interest on related party loans for the six months ended June 30, 2022 as the loans were repaid in February 2021.

Net Loss

As a result of the foregoing, our net loss totaled $8,640,809 for the six months ended June 30, 2022, representing an increase of $4,037,467, or 87.7%, compared to $4,603,342 for the six months ended June 30, 2021.

B. Liquidity and Capital Resources

Overview

During the six months ended June 30, 2022, we funded our operations with $3,937,920 from the sales of our common shares, pre-funded warrants and warrants, net. As of June 30, 2022, we had $1,354,187 in cash and cash equivalents.

The table below summarizes our cash flows for the six months ended June 30, 2022 and 2021:

	For the Six Months Ended June 30,
	2022	2021
Net cash used in operating activities	$(7,665,420)	$(9,733,335)
Net cash used in investing activities	-	(32,755)
Net cash provided by financing activities	3,588,096	16,789,238
Effect of exchange rate changes on cash and cash equivalents	309	(24,744)
Net decrease in cash and cash equivalents	$(4,077,015)	$6,998,404

Operating Activities

Net cash used in operating activities was $7,665,420 for the six months ended June 30, 2022, compared with net cash used in operating activities of $9,733,335 for the six months ended June 30, 2021. The change in cash used in operating activities for the six months ended June 30, 2022 was due to our reporting a net loss of $8,651,912 for the six months ended June 30, 2022, compared with a net loss of $4,603,342 for the same period in 2021, driven by (i) a $3,700,000 increase in research and development costs for the six months ended June 30, 2022 and (ii) a $462,000 increase in payroll and general and administrative expenses for the six months ended June 30, 2022. Offsetting these increases was that during the six months ended June 30, 2021, we paid $3,479,270 of accounts payable and $313,342 of accrued interest.

Investing Activities

Net cash used in investing activities of $32,755 during the six months ended June 30, 2021 was related to furniture and software purchases. There were no additional furniture and software purchases for the six months ended June 30, 2022.

Financing Activities

Net cash provided by financing activities of $3,588,096 for the six months ended June 30, 2022, consisted of $3,937,920 of net proceeds from the issuance of common stock, pre-funded warrants and warrants, offset in part, by payments on the note payable of $349,824. Net cash provided by financing activities of $16,789,238 for the six months ended June 30, 2021, consisted of $17,744,207 of net proceeds from completion of the initial public offering, including common shares and warrants, $1,149,531 from warrant exercises and $108,610 in proceeds on the bridge loan. These proceeds were offset, in part, by payments in full on the Swiss government COVID-19 loan, the Second Credit Facility (as defined below), the convertible loans, the bridge loan and shareholder loans for a total of $2,104,500.

In January 2019, we issued four promissory notes, or the Notes, each for CHF 125,000 (approximately $128,200), with our shareholders. Each Note carried an interest rate of 10% per year, compounded annually and originally matured as of the earlier of (i) April 30, 2019 and (ii) five days following such time as we have received aggregate financing, in a sole or series of transactions, exceeding CHF 500,000 (approximately $565,650) in the form of straight equity or convertible instrument investments or other means of proceeds from third parties. Pursuant to amendments to each of the Notes, the maturity dates were extended to March 31, 2021.

In August 2015, NLS Pharma Ltd. and NLS-1 Ltd., and in March 2017, NLS-0 Ltd., each entered into credit facilities providing us with credit lines of $150,000 (non-interest bearing), $7.1 million ($500,000 of which bears interest at an annual rate of 10%, or the Interest-Bearing Facility) and approximately $3.44 million (non-interest bearing), respectively, or the NLS Pharma Credit Facility, the NLS-1 Credit Facility and the NLS-0 Credit Facility, respectively.

In March 2017, we entered into a certain interest-free $2 million bridge loan, or the 2017 Bridge Loan, with certain of our shareholders. On March 12, 2019, simultaneously with the closing of the Reorganization, we issued an aggregate of 260,000 of our common shares to certain shareholders, specifically Messrs. Hafner, Bauer, Stein and Ödman, or the Shareholders, in exchange for the consideration of the conversion of the entire Bridge Loan and the entire borrowed amount of $1.45 million under the NLS-0 Credit Facility, at a conversion price of $13.00 per common share.

On March 12, 2019, we conducted the Reorganization. In connection therewith, in addition to those 260,000 common shares issued in connection with the 2017 Bridge Loan and the NLS-0 Credit Facility, we issued:

●	an aggregate of 280,000 of our common shares to the Shareholders, in connection with the conversion of the remaining $3,681,481 borrowed by us pursuant to the NLS-1 Credit Facility, at a conversion price of $13.00 per common share;

●	an aggregate of 40,000 of our common shares to Magnetic Rock Investment AG, or Magnetic Rock, a company that is controlled by the Shareholders, in connection with the conversion of the CHF 526,979.84 (approximately $526,769) Convertible Note at a conversion price of CHF 13 (approximately $13.00) per common share; and

●	an aggregate of 745,000 of our common shares to those holders of NLS-0 and NLS Pharma common shares.

On September 16, 2019, we and the Shareholders amended the NLS Pharma Credit Facility to extend the maturity date to December 31, 2019. If we defaulted on the NLS Pharma Credit Facility, we would have been subject to a default interest rate of 5% per year. The Interest-Bearing Facility stopped accruing interest upon the Reorganization and the accrued interest stood at $85,737. The NLS-1 Credit Facility was amended to extend the maturity date covering the Interest-Bearing Facility to March 31, 2021.

On December 23, 2019 and in February, March and June 2020, we entered into certain convertible loans, or the Convertible Loans, one of which was with our Chief Executive Officer, in the aggregate amount of CHF 475,822 (approximately $517,326). Each Convertible Loan carried an interest rate of 10% per year, compounded annually and was scheduled to mature between June 30, 2020 and January 31, 2022, unless converted into common shares or repaid by us prior to then. If we defaulted on the Convertible Loans, we would have been subject to a default interest rate of 15% per year. During October 2020, we amended two Convertible Loans entered into during December 2019, in the aggregate amount of CHF 210,000 ($237,573), such that our optional early repayment date of the Convertible Loans has been delayed by six months, or the Convertible Loan Amendment.

On March 26, 2020, in response to the COVID-19 pandemic, we applied for and thereafter received a COVID-19 loan, or the COVID-19 Loan from our bank for CHF 248,400 ($262,137), with 0% interest and a term of 60 months. We have drawn down the entire amount available to us under the COVID-19 Loan.

In August 2020, and as subsequently amended, we entered into a certain bridge loan, or the 2020 Bridge Loan, which provided for up to CHF 600,000 ($633,180). In August 2020, we received the first tranche of CHF 300,000 ($339,390) pursuant to the 2020 Bridge Loan and received the second tranche of CHF 200,000 ($226,260) in September 2020. In January 2021, we amended the 2020 Bridge Loan to an aggregate amount of CHF 600,000 and received the remaining portion of the loan. The borrowed amounts under this 2020 Bridge Loan carried an interest rate of 10% per year, compounded annually, and all borrowed sums, including interest, were scheduled to mature on March 31, 2021; provided, however, that we could repay such loan, including interest, prior to the scheduled maturity date.

On February 2, 2021, we completed the closing of our initial public offering of 4,819,277 units at a price of $4.15 per unit. Each unit consisted of one common share and one Warrant to purchase one common share. The common shares and Warrants were immediately separable from the units and were issued separately. The common shares and Warrants began trading on the Nasdaq Capital Market on January 29, 2021 under the symbols “NLSP” and “NLSPW,” respectively. We received net proceeds of $17 million, after deducting underwriting discounts and commissions and other estimated offering expenses. The Warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $4.15 per share. In addition, we granted the underwriters a 45-day option to purchase up to an additional 722,891 common shares and/or Warrants to purchase 722,891 common shares, of which the underwriters exercised the option to purchase warrants to purchase up to 722,891 shares of common shares.

In February 2021, we repaid all outstanding loans and notes in full, including accrued interest.

On September 27, 2021, we entered into the SEDA with YA. Of the $20 million eligible to be sold pursuant to the SEDA, to date we have sold an aggregate of 1,340,776 of our common shares for gross proceeds of approximately $1.56 million. Pursuant to the SEDA, we will be able to sell up to $20.0 million of our common shares, at our sole option, any time during the three-year period following the execution date of the SEDA. Pursuant to the terms of the SEDA, any common shares sold to YA will be priced at 92% of the market price, which is defined as the lowest daily volume weighted average price of the common shares during the five consecutive trading days commencing on the trading day immediately following the delivery of an advance notice to YA. Any sale of common shares pursuant to the SEDA is subject to certain limitations.

We are not obligated to utilize any of the $20.0 million available under the SEDA and there are no minimum commitments or minimum use penalties. The total amount of funds that ultimately can be raised under the SEDA over the three-year term will depend on the market price for the common shares and the number of common shares actually sold. The SEDA does not impose any restrictions on our operating activities. During the term of the SEDA, YA, and its affiliates, are prohibited from engaging in any short selling or hedging transactions related to the common shares.

In addition, on October 18, 2021, we sold YA an aggregate of 1,313,232 of our common shares at a price per share of $1.90, for aggregate gross proceeds of $2.5 million.

We also agreed to pay YA, or its affiliates, a commitment fee, or the Commitment Fee, equal to $400,000, or 2% of the aggregate amount available to be sold under the SEDA. We agreed to pay half of the Commitment Fee within 15 business days from the execution date of the SEDA, with the remaining half of the Commitment Fee to be paid within twelve months from the execution date of the SEDA. We elected to issue 26,203 of our common shares as Commitment Shares to YA as partial consideration for its irrevocable commitment to purchase our common Shares under the SEDA, and paid the remainder of the initial portion of the commitment fee, of $140,545, in cash.

On March 5, 2022, we entered into the Sales Agreement with Virtu, as sales agent. Pursuant to the terms of the Sales Agreement, we may issue and sell from time to time our common shares through Virtu, acting as its sales agent, or directly to Virtu, acting as principal. Pursuant to our prospectus supplement filed on March 5, 2022, we may issue and sell our common shares having an aggregate offering price of up to $3.9 million. On April 13, 2022, we reduced the amount that may be sold pursuant to the Sales Agreement to $230 thousand.

On April 25, 2022, we closed a registered direct offering with health-care focused institutional investors alongside participation from our Chairman of the Board of Directors, Ronald Hafner, for the purchase and sale of (i) 3,015,384 common shares, at a purchase price of $1.04 per share, and (ii) pre-funded warrants to purchase up to 1,184,616 common shares, or the Pre-Funded Warrants, at a purchase price of $1.04 minus CHF 0.02 per Pre-Funded Warrant. The Chairman of our Board of Directors, Ronald Hafner, purchased 95,984 of the 3,015,384 common shares in the offering.

In a concurrent private placement, we issued the investors, who also participated in the registered direct offering, warrants to purchase up to 3,150,000 common shares. The warrants have an exercise price of $1.04 per common share, are exercisable six months following the date of issuance and expire 5 years following the initial exercise date. Pursuant to the terms of the securities purchase agreement, dated April 13, 2022, between us and the investors, we agreed to register and create the common shares issuable upon the exercise of the warrants issued as part of the concurrent private placement. It being understood that the common shares will first need to be created based on Swiss law upon the exercise of the respective warrants by the investors.

We also entered into an agreement, or the Placement Agent Agreement, with A.G.P./Alliance Global Partners, as sole placement agent, or the Placement Agent, dated April 13, 2022, pursuant to which the Placement Agent agreed to serve as our placement agent in connection with the registered direct offering and concurrent private placement. We agreed to pay the Placement Agent (except with respect to the securities to be purchased by Mr. Hafner) a cash placement fee equal to 7.0% of the aggregate gross proceeds received for the securities sold in the offerings.

On August 19, 2022, we issued unsecured short-term notes in the amount of $1.530,000 with a maturity date of November 19, 2022. The notes bear an annual interest rate of 10%, provide 10% warrant coverage with a strike price of $0.497 and can be converted, at the discretion of the noteholders, into a subsequent equity offering at a 20% discount to the share price of the offering.

Effective as of September 30, 2022, we entered into a securities purchase agreement, or the Purchase Agreement, providing for the issuance in a private placement offering of (i) 5,194,802 common shares at a purchase price of $0.77 per share, and (ii) warrants, or Common Warrants, to purchase up to an aggregate of 2,597,401 Common Shares at an exercise of $0.70 per share. The Common Warrants will be exercisable immediately and will have a term of 5 years. The offering closed on October 7, 2022. Our Chairman of the Board of Director, Ronald Hafner, purchased 324,675 common shares in the offering and our recently appointed Chief Medical Officer, George Apostol, purchased 1,298,701 common shares in the offering.

Pursuant to the Purchase Agreement, we have agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share equivalents for a period of 30 days following the closing of the offering, subject to certain exceptions.

The offering resulted in gross proceeds to us of $4 million. We intend to use the net proceeds from the offering to fund the ongoing development of our lead product, Quilience® (Mazindol ER) for the treatment of narcolepsy, to support business development and licensing activities, and for general corporate purposes.

We engaged Laidlaw & Company (UK) Ltd. as sole placement agent, or the Placement Agent, pursuant to which the Placement Agent agreed to serve as our placement agent in connection with the above-described offering. We agreed to pay the Placement Agent a cash placement fee equal to 3.5% of the aggregate gross proceeds received for the securities sold in the offering.

At the closing of the offering, our existing short-term notes, with an aggregate principal balance of $1.53 million plus all accrued interest, that were issued in August 2022, converted into 2,516,429 Common Shares and the holders received warrants to purchase up to 1,258,215 Common Shares with an exercise price of $0.70, that are exercisable six months after their issuance and will expire five years following the date that the warrants are initially exercisable, and are otherwise substantially similar to the form of the Common Warrants.

Current Outlook

During 2022, we have financed our operations primarily through proceeds from sales of our common shares, pre-funded warrants and warrants and the exercise of warrants. We have incurred losses and generated negative cash flows from operations since inception in 2015. To date we have not generated revenues, and we do not expect to generate any significant revenue from the sale of our product candidates in the near future.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We expect to incur additional costs associated with operating as a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

As of June 30, 2022, our cash and cash equivalents were $1.4 million. We believe that our existing cash and cash equivalents, including the $1.5 million in short-term notes issued in August 2022, will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of these financial statements. These conditions raise substantial doubt about our ability to continue as a going concern for one year from the issuance of these financial statements. Additionally, our operating plans may change as a result of many factors that may currently be unknown to us including:

●	the length of the COVID-19 pandemic and its impact on our planned clinical trials, operations and financial condition;

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	any cost that we may incur under in- and out-licensing arrangements relating to our product candidate that we may enter into in the future;

●	the costs and timing of obtaining regulatory approval for our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of, and timing for, strengthening our manufacturing agreements for production of sufficient clinical and commercial quantities of our product candidates;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the costs of acquiring or undertaking the development and commercialization efforts for additional, future therapeutic applications of our product candidates and the magnitude of our general and administrative expenses.

As a result, we may require additional capital to finance expenditures related to the manufacture of our product candidates for use in clinical trials, conducting clinical trials and general and administration costs.

We have put in place multiple options to raise the funds necessary to support its operations, including access to $18.5 million of funding through a SEDA executed with YA, and $230 thousand of potential funding via the Sales Agreement. We have access to the funds under the SEDA at any time without any pre-conditions. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates.

Off-Balance Sheet Arrangements

Except for standard operating leases, we have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

We do not believe that our off-balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses are denominated in CHF or EUR. For instance, during the six months ended June 30, 2022, approximately 36% of our expenses were denominated in CHF and 21% in EUR, respectively. Changes of 5% and 10% in the U.S. dollar/CHF exchange rate would have increased/decreased our operating expenses by 2% and 4%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our CHF denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

JOBS Act Accounting Election

Under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, an emerging growth company, or an EGC, can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not EGCs.

Option Plan

On December 14, 2021, the board of directors, adopted the Share Option Plan Regulation 2021, or the Option Plan. The purpose of the Option Plan is to retain, attract and motivate management, employees, directors and consultants by providing them with options to purchase our common shares. The board of directors allocated fifteen percent (15%) of our fully diluted shares to awards that may be made pursuant to the Option Plan.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the six months ended June 30, 2022 pursuant to those programs, please see “Operating Results— Operating Expenses— Research and Development Expenses, net” and “Results of Operations— Comparison of the six months ended June 30, 2022, to the six months ended June 30, 2022— Research and Development Expenses, net.”

D. Trend information

The COVID-19 pandemic has impacted companies in Switzerland and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected.

E. Critical Accounting Estimates

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make judgments and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

The EF License Agreement provides for the development and commercialization of our product candidate, Nolazol, in Latin American countries with Eurofarma. The EF License Agreement is within the scope of Accounting Standards Codification, or ASC, 606, “Revenue from Contract with Customers,” or ASC 606.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, we perform the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation. We only apply the five-step model to contracts when it is probable that the entity will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer.

As of June 30, 2022, we have not recognized any revenue from the EF License Agreement as the upfront payment we received has been deferred. We have allocated the transaction price entirely to the single License Performance Obligation and recorded the $2,500,000 as deferred revenue that is expected to be recognized upon Brazilian or other Latin American market approval or, in the event marketing approval in the United States and/or Latin America is not achieved, whether by failure in clinical development or otherwise, when our performance obligations are contractually complete or the EF License Agreement is terminated.

Pension Obligations

We have a single insurance collective pension plan that is fully insured and operated by an insurance company which covers the employee. Both we and the participants provide monthly contributions to the pension plan that are based on the covered salary. A portion of the pension contribution is credited to employees’ savings accounts which earns interest at the rate provided in the plan. The pension plan provides for retirement benefits as well as benefits on long-term disability and death. The pension plan qualifies as a defined benefit plan in accordance with U.S. GAAP. As such, the cost of the defined pension arrangement is determined based on actuarial valuations. An actuarial valuation assumes the estimation of discount rates, estimated returns on assets, future salary increases, mortality figures and future pension increases. Because of the long-term nature of these pension plans, the valuation of these is subject to uncertainties.

Income Taxation

We incur tax loss carryforwards generating deferred tax assets against which a valuation allowance is recorded when it is not more likely than not that the tax benefit can be realized. Significant judgement is required in determining the use of tax loss carryforwards. Management’s current judgment is that it is not more likely than not that the tax benefits can be realized and a full valuation allowance is therefore recognized.

Risk Factors.

In addition to the other information set forth in this Management’s Discussion and Analysis of Financial Condition and Results of Operation, you should carefully consider the risk factors discussed and set forth under Item 3.D. “Risk Factors” in our Annual Report, which could materially affect our business, financial condition or future results.

Failure to meet Nasdaq’s continued listing requirements could result in the delisting of our securities, may negatively impact the price of our common shares and negatively impact our ability to raise additional capital.

On March 31, 2022, we received a deficiency letter from the Listing Qualifications Department of the Nasdaq Stock Market notifying us that, based on our shareholders’ equity of $542,388 as of December 31, 2021, as reported in the 2021 Annual Report, we were no longer in compliance with the minimum shareholders’ equity requirement for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(1), which requires listed companies to maintain shareholders’ equity of at least $2.5 million. On May 16, 2022, we submitted our proposed plan of compliance to Nasdaq to achieve and sustain compliance with the foregoing listing requirement. On May 27, 2022, we received a notice from Nasdaq advising that we were granted an extension to regain compliance with the shareholders’ equity requirement, or until September 27, 2022.

On September 29, 2022, we received a letter from Nasdaq stating that we failed to regain compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market, as required by Nasdaq Listing Rule 5550(b)(1), within the extension period granted by Nasdaq and, accordingly, the Nasdaq staff had initiated procedures to delist our common shares and warrants from Nasdaq. We intend to request a hearing to appeal the Nasdaq staff’s delisting determination. There can be no assurances that we will be able to regain compliance with the minimum shareholders’ equity requirement and thereby maintain the listing of our securities on the Nasdaq Capital Market.

The delisting of our common shares and warrants from the Nasdaq Capital Market could significantly affect the ability of investors to trade in our securities and could significantly negatively affect the value and liquidity of our common shares. In addition, the delisting of our securities could materially adversely affect our ability to raise capital on terms acceptable to us or at all. A delisting of our securities from the Nasdaq Capital Market could also have other negative results, including the potential loss of confidence by suppliers and employees, the loss of institutional investor interest and fewer business development opportunities.

We believe our current cash on hand will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of these financial statements. This raises substantial doubt about our ability to continue as a going concern.

We believe that our current cash on hand will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of these financial statements. This raises substantial doubt about our ability to continue as a going concern and could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. If we cannot continue as a going concern, our investors may lose their entire investment in our securities. Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.